Exhibit 99.1

ReneSola Announces Third Quarter 2018 Results

SHANGHAI, November 19, 2018 /PRNewswire/ -- ReneSola Ltd ("ReneSola" or the "Company") (www.renesolapower.com) (NYSE: SOL), a leading solar project developer, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Mr. Xianshou Li, ReneSola's Chief Executive Officer, commented, “We delivered another quarter of solid performance, as the effort to execute on ReneSola’s transformation over the past twelve months continued to yield results. Revenue was once again at the high end of our expectations, and we meaningfully improved both gross and operating margins. Net income for the third quarter grew significantly, despite the sequential revenue decline of more than 30%, as anticipated. These strong results reflect our accelerating business momentum and improving earnings power.”

Li continued, “Our overall solar power project pipeline remains solid at around 1.5 GW, and we continue to be optimistic about our opportunities around the world. We believe that our talented team, diversified geographic coverage and track record of success at every stage of project development positions us for profitable growth in the years ahead."

Third Quarter 2018 Highlights

	Q3 2018 ($ millions)	Q2 2018 ($ millions)	Q/Q Change
Revenue	$18.8	$27.8	-33%
Gross Profit	$8.6	$8.2	+5%
Operating Income	$5.7	$5.9	-3%
EBITDA	$7.9	$5.2	+53%
Income before Income Tax and Noncontrolling interests	$3.6	$0.4	+748%
Net Income	$3.6	$0.4	+749%

•	Revenue was $18.8 million, toward the high end of the guidance range of $15 to $20 million;
•	Key constituents of revenue:
o	$5.5 million from the Project Development business, mainly from sales of community solar projects in Minnesota, United States and France;
o	$3.3 million from EPC services for distributed generation projects in China
o	$10.0 million from the sale of electricity
•	Gross margin was 46%, compared to 30% in Q2 2018;
•	Income before income tax and noncontrolling interests was $3.6 million, compared to $0.4 million in Q2 2018 and $4.0 million in Q3 2017;
•	Connected 6.2 MW of rooftop projects in China;
•	Sold 13.9 MW of community solar projects in Minnesota, United States and 6.7 MW of projects in France;
•	Solar power project pipeline of approximately 1.5 GW, of which 783.3 MW are late-stage projects.

Third Quarter 2018 Financial Results

Revenue was $18.8 million, compared to $27.8 million in Q2 2018 and $36.3 million in Q3 2017.

Revenue from the Project Development business was $5.5 million, due mainly to sales of 13.9 MW of community solar projects in Minnesota, United States and 6.7 MW of projects in France.

Revenue from the EPC business was $3.3 million due to EPC services for 3.7 MW of distributed generation projects in China.

Revenue from the sale of electricity was $10.0 million. The Company generated 66.1 Million Kwh of electricity from its operating DG projects in China.

Gross profit was $8.6 million, compared to a gross profit of $8.2 million in Q2 2018 and $6.4 million in Q3 2017. Gross margin was 46%, compared to 30% in Q2 2018, mainly due to the seasonality of solar irradiation and better margins in the project development business.

Operating expenses were $2.9 million, up from $2.3 million in Q2 2018 and $2.5 million in Q3 2017. Sales and marketing expenses were $0.1 million, slightly down from $0.2 million in Q2 2018. General and administrative expenses were $2.6 million, slightly down from $2.7 million in Q2 2018.

Operating income was $5.7 million, down from $5.9 million in Q2 2018 and up from $3.8 million in Q3 2017. Operating margin was 30.4%, compared to 21.2% in Q2 2018.

Total non-operating expenses of $2.1 million included interest expenses of $2.6 million, interest income of $0.1 million and foreign exchange gains of $0.4 million, mainly driven by the appreciation of the Polish zloty against the Euro.

Income before income tax and noncontrolling interests was $3.6 million, compared to $0.4 million in Q2 2018 and $4.0 million in Q3 2017.

Net income was $3.6 million, compared to $0.4 million in Q2 2018 and $4.0 million in Q3 2017.

Financial Position

The Company had cash and cash equivalents of $8.1 million as of September 30, 2018, compared to $24.8 million as of June 30, 2018. The decline was mainly due to capital expenditures associated with construction activity for our projects in Poland and Hungary. Long-term borrowings were $73.3 million as of September 30, 2018, compared to $72.7 million as of June 30, 2018. The increase was mainly due to the project loan for Hungarian projects. Long-term failed sale-lease back and capital lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $79.9 million as of September 30, 2018, compared to $85.0 million as of June 30, 2018.

Recent Business Updates

•	On November 8, 2018, ReneSola announced that it entered into a letter of intent (LOI) to sell its 55MW of solar projects in Poland to Chroma Impact Investment, a global investor in renewable energy that focuses on large-scale solar, B2B and storage projects. ReneSola's 55 MW of Polish projects consists of 55 individual projects, each with a capacity of 1 MW. These projects will sell power under Poland's Contract for Difference (CFD) regime and are eligible for a 15-year guaranteed tariff.

•	On September 11, 2018, ReneSola and Nautilus Solar Energy, LLC ("Nautilus"), a leading national solar project acquisition, development and asset management company, announced Nautilus's acquisition of a second 13.3 MW community solar portfolio developed by ReneSola. Similar to the initial acquisition announced last year, this community solar portfolio also qualified under Xcel Energy's rapidly expanding community solar program in Minnesota.

Operating Assets and Completed Projects for Sale

The Company continues to pursue opportunities in small-scale projects in diversified regions and believes its strategy can capitalize on trends in solar energy development. ReneSola currently owns 232 MW of operating rooftop projects, which are concentrated in a handful of eastern provinces in China with attractive development environments. As of September 30, 2018, the Company had approximately 132 MW of projects under construction.

Operating Assets	Capacity (MW)
China DG	212.0
- Zhejiang& Shanghai	75.2
- Jiangsu	13.9
- Henan	61.7
- Anhui	32.1
- Hebei	17.3
- Shandong	7.5
- Fujian	4.3
Romania	15.4
United Kingdom	4.3
Total	231.7

As of September 30, 2018, the Company had 14.0 MW of completed projects, which are currently for sale.

Completed Projects for Sale	Capacity (MW)
Poland	14.0
Total	14.0

Project Pipeline

As of September 30, 2018, the Company had a project pipeline of approximately 1.5 GW, of which 783.3 MW are late-stage projects. 131.8 MW of the late-stage projects are under construction. Late-stage projects include (i) projects with the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint-ventured project SPVs where control can be purchased by the Company once the late stage is reached, and (ii) projects for which a PPA or FiT has been arranged.

The following table sets forth the Company's late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
USA	347.0	24.0
Canada	7.6	7.6
Poland	41.0	41.0
Hungary	42.6	42.6
France	71.5	--
Spain	12.0	--
India	236.0	--
South Korea	9.0	--
China DG	16.6	16.6
Total	783.3	131.8

China

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	12.3	Project Development
-Jiangsu	4.3	Project Development
China DG	16.6

United States

In the U.S, the Company has a late-stage pipeline of 347.0 MW, 24.0 MW of which are under construction and expected to be connected to the grid in the fourth quarter of 2018.

US: Late- stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
RP-NC	NC	24.1	Utility	Construction	2018	Project Development
Utah	UT	10.7	Self-consumption / DG	Development	2018	Project Development
RP-MN	MN	20.6	Community Solar	Development	2018	Project Development
MN-VOS	MN	15.4	Community Solar	Development	2019	Project Development
New York	NY	87.6	Community Solar	Development	2019	Project Development
RP-CA	CA	23.6	Utility	Development	2019	Project Development
Florida	FL	100.0	TBD	Development	2019	Project Development
Alpine	TX	65.0	TBD	Development	2019	Project Development
Total		347.0

Canada

In Canada, the Company has a late-stage pipeline of 7.6 MW projects, all under construction and expected to be connected to the grid by the end of 2018. All 7.6 MW of projects are eligible for Canada's FiT3 Scheme.

Canada: Late- stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
FiT3	Ontario	7.6	DG	Construction	2018	Project Development
Total		7.6

Poland

In Poland, the Company has a late-stage pipeline of 41.0 MW, which are all under construction. This pipeline is included in the package of projects intended to be sold to Chroma Investment.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2017 Jun	Poland	41.0	DG	Development	2018/2019	Project Development
Total		41.0

Hungary

In Hungary, the Company grew its late-stage pipeline to 71 "Micro PPs" projects with a total capacity of 42.6 MW, all of which are under construction.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	42.6	DG	Construction	2018/2019	Project Development
Total		42.6

France

In France, the Company formed a strategic partnership with Green City Energy to jointly develop four solar parks with a total installed capacity of 69.0 MW. Additionally, the Company was awarded solar projects in France with a combined capacity of 2.5 MW in the last tender.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK	France	69.0	Utility	Development	2019	Project Development
SPV2	France	2.5	DG	Development	2019	Project Development
Total		71.5

India

In India, the Company has a pipeline of 236.0 MW, which are self-consumption or open access projects with top-rated commercial and industrial off-takers.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Andhra Pradesh	India	30.0	DG	Development	2019	Project Development
Gujarat	India	5.0	DG	Development	2019	Project Development
Andhra Pradesh	India	56.0	DG	Development	2020	Project Development
Gujarat	India	45.0	DG	Development	2019/2020	Project Development
Rajasthan	India	50.0	DG	Development	2019	Project Development
Maharashtra	India	50.0	DG	Development	2020	Project Development
Total		236.0

Other Geographies

In Spain, the Company has a late-stage pipeline of 12.0 MW of private PPA projects. In South Korea, the Company has secured a pipeline of 9.0 MW.

Other Geographies: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Spain PPA	Spain	12.0	Utility	Development	2019	Project Development
South Korea	South Korea	9.0	Utility	Development	2019	Project Development
Total		21.0

Outlook

For the fourth quarter of 2018, the Company's project business is expected to generate revenue in the range of $20 to $30 million and overall gross margin in the range of 20% to 25%.

Adoption of New Accounting Policy

Effective from January 1, 2018, ReneSola adopted the new revenue recognition policy, ASC 606 — Revenue from Contracts with Customers, using the modified retrospective method in accordance with US GAAP (“ASC 606”). As a result of adopting ASC 606, the Company recognized the cumulative effect of initially applying the revenue standard as an increase of approximately USD 0.9 million to the opening balances of retained earnings in the first quarter of 2018. There was no adjustment in the third quarter of 2018.

Conference Call Information

ReneSola's management will host an earnings conference call on November 19, 2018 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 9194756.

The Company requests listeners to dial in ten minutes before the scheduled start time, in order to avoid delays in registering.

A replay of the conference call may be accessed by phone at the following numbers until November 27, 2018. To access the replay, please again reference the conference passcode 9194756.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com